

Mail Stop 4561

February 24, 2017

Greg Schott
Chief Executive Officer
MuleSoft, Inc.
77 Geary Street, Suite 400
San Francisco, California 94108

   Re: MuleSoft, Inc.
     Registration Statement on Form S-1
     Filed February 17, 2017
     File No. 333-216130

Dear Mr. Schott:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

1. We note your response to prior comment 3. Please revise to disclose that each named customer had at least $100,000 in subscription and support revenue in 2016 to avoid the implication that the named customers have over $1 million in ACV.

Results of Operations

Comparison of the Years Ended December 31, 2015 and 2016

Revenue, page 65

2. Please tell us what consideration you gave to providing the dollar amount or percentage increase in subscription and support revenue attributable to the expanded use of your platform

by existing customers and the amount attributable to new customers. In this regard, you should remove vague terms such as "primarily" in favor of specific quantifications. See Item 303(a) of Regulation S-K and Section III.D of SEC Release 33-6835.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or Katherine Wray, Attorney-Advisor, at (202) 551-3483.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information
Technologies and Services

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati